May 12, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010

100 F Street, NE

Washington, DC  20549-8020

Attention: Mark C. Shannon, Branch Chief

Dear Mr. Shannon:

Re: Emgold Mining Corporation (SEC File No. 000-51411) (the “Company”)
Annual Report in Form 20-F for Period Ended December 31, 2008, filed on July 15, 2009, Response Letter Dated March 2, 2010

We are replying to your letter dated April 15, 2010 (the “Comment Letter”), regarding the above captioned Annual Report filing (the “Filing”), and apologize for the delay in replying, but due to employee shortages due to reduced staff levels, year-end audits and quarterly filings, we have been unable to reply until this date.

Form 20-F for the Fiscal Year Ended December 31, 2008

Exhibit F-1 – Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Note 16 - Ceramext® Research Costs, page 34

Note 17 – Exploration Costs, page 35

1.

We note your statements in response to our prior comment five that indicate you believe AcG 11 is not a standalone primary source of Canadian GAAP and that Note 17 of your financial statements includes “disclosure of cumulative costs expensed to date,; however, Section 1100.02© of the CICA Accounting handbook appears to indicate Accounting Guidelines are primary sources of Canadian GAAP, and we are unable to locate any cumulative cost information in note 17.  Please confirm you will expand your disclosure in future filings to include this information related to your exploration costs.

Comment 5

Exploration costs, page 35

Emgold is currently in the exploration stage on its mineral property interests, and although the Company continues to expense its exploration costs it will present the cumulative exploration costs since the acquisition or subsequent to any write-downs and will present this in its consolidated financial statements for the year ended December 31, 2009.

Ceramext® Research Costs, page 34

The Company terminated its agreement with Ceramext, LLC in early 2009.  The Company did not reach the development stage on this process and as such will not present any cumulative costs in its December 31, 2009, consolidated financial statements.

As per your request the undersigned in his capacity as Chief Executive Officer of the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

EMGOLD MINING CORPORATION

“DAVID G. WATKINSON”

Chief Executive Officer